EXHIBIT 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733,
40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2022

The Board of Directors (the “Board”) of Sands China Ltd. (“we” or our “Company”) is announcing the unaudited consolidated results of the Company and its subsidiaries (collectively the “Group”) for the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

1. FINANCIAL RESULTS SUMMARY

•    All of our operating segments and business categories for the six months ended June 30, 2022 remain impacted by the COVID-19 Pandemic.
•    Adjusted property EBITDA loss for the Group was US$120 million (HK$942 million) in the first half of 2022, compared to adjusted property EBITDA of US$234 million (HK$1.82 billion) in the first half of 2021.
•    Total net revenues for the Group were US$915 million (HK$7.18 billion) in the first half of 2022, a decrease of 43.5%, compared to US$1.62 billion (HK$12.58 billion) in the first half of 2021.
•    Loss for the Group was US$760 million (HK$5.96 billion) in the first half of 2022, compared to a loss of US$381 million (HK$2.96 billion) in the first half of 2021.

Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the exchange rate of US$1.00 to HK$7.8467 (six months ended June 30, 2021: US$1.00 to HK$7.7634) for illustration only.

Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings ascribed to them in our 2021 annual report.

2.BUSINESS OVERVIEW AND OUTLOOK

COVID-19 Pandemic Update

In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus ("COVID-19") was identified and the disease spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). Governments around the world mandated actions to contain the spread of the virus that included stay-at-home orders, quarantines, capacity limits, closures of non-essential businesses, including entertainment activities, and significant restrictions on travel. The government actions varied based upon a number of factors, including the extent and severity of the COVID-19 Pandemic within their respective countries and jurisdictions.

Visitation to Macao has remained substantially below pre-COVID-19 levels as a result of various government policies limiting or discouraging travel. Other than people from mainland China who in general may enter Macao without quarantine subject to them holding the appropriate travel documents, a negative COVID-19 test result issued within a specified time period and a green health-code, there remains in place a complete ban on entry or a need to undergo various quarantine requirements depending on the person’s residency and recent travel history. Our operations will continue to be impacted and subject to changes in the government policies of Macao, China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Our gaming operations remained open during the six months ended June 30, 2022. Guest visitation to our properties, however, was adversely affected during the six months ended June 30, 2022 due to the various outbreaks that occurred in Shanghai, Hong Kong, Guangdong and Macao, which resulted in tighter travel restrictions.

Following an outbreak of COVID-19 in Macao in mid-June 2022, the Macao government announced a series of preventative measures. These included closure of a range of government, public and social facilities and restrictions on dining-in at restaurants.

On July 9, 2022, the Chief Executive of Macao issued Dispatch No. 115/2022 ordering all non-essential businesses including casinos to close from July 11, 2022 to July 18, 2022. On July 16, 2022, the Macao government announced an extension of the order until July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period beginning on July 23, 2022 and ending on July 30, 2022 whereby certain business activities were permitted to resume limited operations, including casino operations but with a maximum of 50% of casino staff permitted to work at any point in time. This consolidation period was subsequently extended for three days until August 1, 2022.

On August 1, 2022, the Chief Executive of Macao issued Dispatch No. 139/2022, effective August 2, 2022, lifting restrictions on restaurant dining, and other recreational and social facilities including gyms, beauty parlors and bars. The requirement to show a negative COVID-19 nucleic acid test result to enter casinos was also lifted.

On August 3, 2022, quarantine free travel resumed between Macao and Zhuhai, although a negative COVID-19 nucleic acid test certificate issued within 24 hours is required for people entering Zhuhai through the Macao land border.

As of August 6, 2022, the quarantine period upon entry to Macao from Hong Kong, Taiwan and other foreign countries decreased from 10 days to 7 days, and the self-monitoring period from 7 days to 3 days.

As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, throughout the six months ended June 30, 2022 and in June and July 2022 in particular, we provided both towers of the Sheraton Grand Macao and also The Parisian Macao to the Macao government to house individuals for quarantine and medical observation purposes. The Parisian Macao ceased operating as a medical observation facility on July 25, 2022. The use of both towers of the Sheraton Grand Macao is ongoing.

The timing and manner in which our casinos, restaurants and shopping malls will resume operating at full capacity is currently unknown.

Our ferry operations between Macao and Hong Kong remain suspended. The timing and manner in which our ferry operations will be able to resume are currently unknown.

Our operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 12.2% and 78.1%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 46.4% and 82.4%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019, respectively.

We are adhering to social distancing requirements, which include reduced seating at table games and a decreased number of active slot machines on the casino floor. Additionally, there is uncertainty whether the impact of the COVID-19 Pandemic on operations will continue in future periods. If our integrated resorts are not permitted to resume normal operations, travel restrictions such as those related to inbound travel from other countries are not modified or eliminated, there is a resumption of the suspension of the China Individual Visit Scheme, or the global response to contain the COVID-19 Pandemic escalates or is unsuccessful, our operations, cash flows and financial condition will be further materially impacted.

While our properties were open and operating at reduced levels due to lower visitation with the required safety measures in place as described above during the six months ended June 30, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.

We have sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$766 million and access to US$1.04 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at June 30, 2022. In addition, US$1.0 billion was advanced from Las Vegas Sands Corp. ("LVS", the Company's Controlling Shareholder) to the Company through a term loan on July 11, 2022 (refer to subsequent event section below). We believe we are able to support continuing operations, complete the major construction projects that are underway, proceed with the Macao concession renewal process and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Macao Subconcession

Gaming in Macao is administered by the government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which Venetian Macau Limited (“VML”, a subsidiary of the Company) is one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession has been extended from June 26, 2022 to December 31, 2022. VML paid the Macao government MOP47 million (approximately US$6 million at exchange rates in effect on June 30, 2022) and will provide a bank guarantee of MOP2,310 million (approximately US$286 million at exchange rates in effect on June 30, 2022) by September 23, 2022 to secure the fulfillment of VML's payment obligations towards its employees should VML be unsuccessful in tendering for a new concession contract after its Subconcession expires.

In order to enable VML to fulfill the relevant requirements to become eligible to obtain the Subconcession extension as mentioned above, each of VML, Venetian Cotai Limited (“VCL”) and Venetian Orient Limited (“VOL”) entered into a letter of undertaking (“Undertakings”), pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law (as defined below) and article 43 of VML’s Subconcession Contract, to revert to Macao the relevant gaming equipment and relevant areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. The total casino areas and supporting areas subject to reversion is approximately 136,000 square meters, representing approximately 4.7% of the total property area of these entities.

On June 21, 2022, the Macao Legislative Assembly passed a draft bill entitled Amendment to Law No. 16/2001 to amend Macao’s gaming law, which was published in the Macao Official Gazette on June 22, 2022 as Law No. 7/2022, and became effective on June 23, 2022 (the "Gaming Law").

Certain changes to the Gaming Law include a reduction in the term of future gaming concessions to ten (10) years; authorization of up to six (6) gaming concession contracts; an increase in the minimum capital contribution of concessionaires to MOP5 billion (approximately US$619 million at exchange rates in effect on June 30, 2022); an increase in the percentage of the share capital of the concessionaire that must be held by the local managing director to 15%; a requirement that casinos be located in real estate owned by the concessionaire; and a prohibition of revenue sharing arrangements between gaming promoters and concessionaires.

On July 5, 2022, the Macao government published Administrative Regulation No. 28/2022 – Amendment of Administrative Regulation No. 26/2001, which sets forth the regulations governing the upcoming tender for gaming concessions in Macao. The regulation includes details on the process of bidding for the gaming concessions, qualifications of the companies bidding and the criteria for granting them. On July 26, 2022, the Chief Executive of Macao issued Dispatch No. 135/2022 ordering the establishment of a Tender Committee to review tender proposals and prepare a report upon which a decision by the Chief Executive of Macao to award provisional gaming concession contracts will be based. On July 27, 2022, the Chief Executive of Macao issued Dispatch No. 136/2022 announcing the launch of a public tender for the awarding of six concessions for operation of games of chance in casinos in Macao. Proposals must be submitted to the Tender Committee on or before September 14, 2022. We are currently preparing our tender proposal and submission and continue to believe we will be successful in obtaining a new gaming concession when our current Subconcession expires; however, it is possible the Macao government could further change or interpret the associated gaming laws in a manner that could negatively impact us.

Under our Senior Notes indentures, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indentures) or any action by the gaming authority after which none of the Company or any of its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they were owning or managing casino or gaming areas or operating casino games as at the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require us to repurchase all or any part of such holder's Senior Notes at par, plus any accrued and unpaid interest (the "Investor Put Option").

Additionally, under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, becoming immediately due and payable.

The Subconcession not being renewed and the potential impact if holders of the Senior Notes and the agent have the ability to, and make the election to, accelerate the repayment of our debt would have a material adverse effect on our business, financial condition, results of operations and cash flows. We are in the process for a concession renewal as indicated above.

Subsequent Event

On July 11, 2022, the Company entered into an intercompany term loan agreement with its Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028 (the "LVS Loan"). In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the LVS Loan, following which only cash interest at 5% per annum will be payable. The LVS Loan is pre-payable by the Company in whole or in part at any time without penalty. The LVS Loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

Outlook

During the first half of 2022, the Londoner Arena and the expansion of Shoppes at Londoner were completed, which marks the completion of all key milestones of The Londoner Macao project.
While pandemic-related restrictions continued to impact our financial results in the first half of 2022, we remain enthusiastic about the opportunity to welcome more guests back to our properties as greater volumes of visitors are eventually able to travel to Macao. We also remain steadfast in our commitment to supporting our team members and to helping those in need in our local communities as they recover from the impact of the COVID-19 Pandemic. Our industry-leading investments in our team members, our communities, and our integrated resort property portfolio position us exceedingly well to deliver future growth as these travel restrictions subside and the recovery comes to fruition.

3.MANAGEMENT DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS
Net Revenues
Our net revenues consisted of the following:

	Six months ended June 30,
	2022	2021	Percent change
	US$ in millions

Casino	568	1,182	(51.9)%
Rooms	98	147	(33.3)%
Mall	193	218	(11.5)%
Food and beverage	37	49	(24.5)%
Convention, ferry, retail and other	19	24	(20.8)%
Total net revenues	915	1,620	(43.5)%

Total net revenues were US$915 million for the six months ended June 30, 2022, a decrease of 43.5%, compared to US$1.62 billion for the six months ended June 30, 2021. Net revenues decreased across all business categories, mainly driven by a decrease in visitation due to tighter travel restrictions as a result of increased positive COVID-19 cases in the nearby region and Macao during the six months ended June 30, 2022.

Our net casino revenues for the six months ended June 30, 2022 were US$568 million, a decrease of 51.9%, compared to US$1.18 billion for the six months ended June 30, 2021. Net casino revenues decreased across all properties primarily driven by decreased visitation.

The following table summarizes the results of our casino activity:

	Six months ended June 30,
	2022	2021	Change
	US$ in millions
The Venetian Macao
Total net casino revenues	248	573	(56.7)%
Non-Rolling Chip drop	968	1,907	(49.2)%
Non-Rolling Chip win percentage	25.3%	27.5%	(2.2)pts
Rolling Chip volume	984	2,740	(64.1)%
Rolling Chip win percentage(i)	3.65%	4.70%	(1.05)pts
Slot handle	677	1,013	(33.2)%
Slot hold percentage	3.7%	3.8%	(0.1)pts

The Londoner Macao
Total net casino revenues	121	224	(46.0)%
Non-Rolling Chip drop	529	959	(44.8)%
Non-Rolling Chip win percentage	22.5%	21.3%	1.2pts
Rolling Chip volume	591	1,648	(64.1)%
Rolling Chip win percentage(i)	4.58%	4.43%	0.15pts
Slot handle	394	483	(18.4)%
Slot hold percentage	3.5%	3.8%	(0.3)pts

The Parisian Macao
Total net casino revenues	75	128	(41.4)%
Non-Rolling Chip drop	271	657	(58.8)%
Non-Rolling Chip win percentage	24.5%	21.7%	2.8pts
Rolling Chip volume	209	146	43.2%
Rolling Chip win percentage(i)	9.39%	(0.53)%	9.92pts
Slot handle	187	467	(60.0)%
Slot hold percentage	3.7%	3.2%	0.5pts

The Plaza Macao
Total net casino revenues	93	189	(50.8)%
Non-Rolling Chip drop	316	606	(47.9)%
Non-Rolling Chip win percentage	26.1%	22.5%	3.6pts
Rolling Chip volume	1,063	1,965	(45.9)%
Rolling Chip win percentage(i)	4.03%	5.52%	(1.49)pts
Slot handle	12	22	(45.5)%
Slot hold percentage	8.0%	4.8%	3.2pts

Sands Macao
Total net casino revenues	31	68	(54.4)%
Non-Rolling Chip drop	134	253	(47.0)%
Non-Rolling Chip win percentage	18.6%	16.1%	2.5pts
Rolling Chip volume	146	816	(82.1)%
Rolling Chip win percentage(i)	4.65%	5.22%	(0.57)pts
Slot handle	244	319	(23.5)%
Slot hold percentage	3.0%	3.4%	(0.4)pts

(i)This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty program and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the six months ended June 30, 2022 were US$98 million, a decrease of 33.3%, compared to US$147 million for the six months ended June 30, 2021. The decrease was mainly driven by decreased occupancy rates and decreased revenue per available room driven by lower visitation across our properties.
The following table summarizes the results of our room activity:

	Six months ended June 30,
	2022	2021	Change
	US$ in millions, except average daily rate and revenue per available room
The Venetian Macao
Total room revenues	28	43	(34.9)%
Occupancy rate	39.9%	52.9%	(13.0)pts
Average daily rate (in US$)	146	158	(7.6)%
Revenue per available room (in US$)	58	84	(31.0)%

The Londoner Macao(i)
Total room revenues	33	47	(29.8)%
Occupancy rate	26.5%	40.4%	(13.9)pts
Average daily rate (in US$)	146	160	(8.8)%
Revenue per available room (in US$)	39	65	(40.0)%

The Parisian Macao
Total room revenues	18	29	(37.9)%
Occupancy rate	39.2%	52.6%	(13.4)pts
Average daily rate (in US$)	110	119	(7.6)%
Revenue per available room (in US$)	43	62	(30.6)%

The Plaza Macao
Total room revenues	15	23	(34.8)%
Occupancy rate	29.5%	46.1%	(16.6)pts
Average daily rate (in US$)	429	439	(2.3)%
Revenue per available room (in US$)	127	202	(37.1)%

Sands Macao
Total room revenues	4	5	(20.0)%
Occupancy rate	56.9%	71.3%	(14.4)pts
Average daily rate (in US$)	132	140	(5.7)%
Revenue per available room (in US$)	75	100	(25.0)%
Note: As a result of the COVID-19 Pandemic, a number of rooms were utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao in the first half of 2022 and 2021. These rooms were excluded from the calculation of hotel statistics above.
(i)Includes Londoner Court which opened in September 2021.

Mall revenues for the six months ended June 30, 2022 were US$193 million, a decrease of 11.5%, compared to US$218 million for the six months ended June 30, 2021. The decrease was primarily due to decreased turnover rent and base rent.

The following table summarizes the results of our mall activity on Cotai:

	Six months ended June 30,
	2022	2021	Change
	US$ in millions, except per square foot amount
Shoppes at Venetian
Total mall revenues	85	95	(10.5)%
Mall gross leasable area (in square feet)	814,720	814,731	—
Occupancy	75.1%	79.2%	(4.1)pts
Base rent per square foot (in US$)	299	297	0.7%
Tenant sales per square foot (in US$)(i)	1,169	1,227	(4.7)%

Shoppes at Londoner
Total mall revenues	26	30	(13.3)%
Mall gross leasable area (in square feet)	605,429	520,941	16.2%
Occupancy	58.3%	60.9%	(2.6)pts
Base rent per square foot (in US$)	141	136	3.7%
Tenant sales per square foot (in US$)(i)	1,407	1,058	33.0%

Shoppes at Parisian
Total mall revenues	15	20	(25.0)%
Mall gross leasable area (in square feet)	296,322	296,145	0.1%
Occupancy	73.2%	78.1%	(4.9)pts
Base rent per square foot (in US$)	129	147	(12.2)%
Tenant sales per square foot (in US$)(i)	475	593	(19.9)%

Shoppes at Four Seasons
Total mall revenues	67	73	(8.2)%
Mall gross leasable area (in square feet)	248,663	244,104	1.9%
Occupancy	94.4%	93.9%	0.5pts
Base rent per square foot (in US$)	544	548	(0.7)%
Tenant sales per square foot (in US$)(i)	5,139	5,389	(4.6)%
Note: This table excludes the results of our mall operations at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions during the six months ended June 30, 2022 and 2021. Base rent per square foot presented above excludes the impact of these rent concessions.
(i)Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.

Food and beverage revenues for the six months ended June 30, 2022 were US$37 million, a decrease of 24.5%, compared to US$49 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in property visitation.

Convention, ferry, retail and other revenues for the six months ended June 30, 2022 were US$19 million, a decrease of 20.8%, compared to US$24 million for the six months ended June 30, 2021. The decrease was primarily driven by a decrease in revenue from rooms provided for quarantine and medical observation purposes, as well as revenue from limousines due to decreased property visitation.

Operating Expenses

Operating expenses were US$1.49 billion for the six months ended June 30, 2022, a decrease of 17.7%, compared to US$1.81 billion for the six months ended June 30, 2021. The decrease in operating expenses was primarily driven by decreased levels of business due to continuous impact of the COVID-19 Pandemic.

Depreciation and amortization expenses were US$379 million for the six months ended June 30, 2022, an increase of 5.9%, compared to US$358 million for the six months ended June 30, 2021. The increase was primarily due to the addition at The Londoner Macao for those areas that were completed.

Adjusted Property EBITDA(i)
The following table summarizes information related to our segments:

	Six months ended June 30,
	2022	2021	Percent change
	US$ in millions

The Venetian Macao	(2)	190	(101.1)%
The Londoner Macao	(87)	(28)	210.7%
The Parisian Macao	(40)	(8)	400.0%
The Plaza Macao	49	114	(57.0)%
Sands Macao	(39)	(31)	25.8%
Ferry and other operations	(1)	(3)	(66.7)%
Total adjusted property EBITDA	(120)	234	(151.3)%

Adjusted property EBITDA for the six months ended June 30, 2022 was a loss of US$120 million, compared to adjusted property EBITDA of US$234 million for the six months ended June 30, 2021. The decrease was driven by decreased visitation at our properties as tighter border restrictions were introduced as a result of increased COVID-19 cases in Macao and the surrounding region. Management continues to focus on operational efficiencies and cost control measures on the gaming and non-gaming businesses.

(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Finance Costs
The following table summarizes information related to finance costs:

	Six months ended June 30,
	2022	2021	Percent change
	US$ in millions

Interest and other finance costs	190	196	(3.1)%
Less: interest capitalized	(1)	(7)	(85.7)%
Finance costs, net	189	189	—

Finance costs, net of amounts capitalized, of US$189 million for the six months ended June 30, 2022 remained flat compared to the six months ended June 30, 2021. Our weighted average interest rate for the six months ended June 30, 2022 was approximately 4.5%, compared to 5.2% for the six months ended June 30, 2021. The decrease in the weighted average interest rate was primarily due to the issuance of the Senior Notes in September 2021, which carries a lower interest rate than the Senior Notes extinguished in September 2021.

The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.

Loss for the Period

Loss for the six months ended June 30, 2022 was US$760 million, compared to a loss of US$381 million for the six months ended June 30, 2021.

LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES

We fund our operations through cash generated from our operations and our debt financing. As at June 30, 2022, we held total unrestricted cash and cash equivalents of US$766 million. Such cash and cash equivalents were primarily held in HK$.

Our 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In July 2021, we extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived our requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through January 1, 2023. Our compliance with our financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. We will pursue additional waivers to meet the required financial covenant ratios, which include a maximum leverage ratio of 4.0x under our 2018 SCL Credit Facility for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond its maturity on July 31, 2023, if necessary. We believe we will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extension will be granted, which could negatively impact our ability to be in compliance with our debt covenants for periods beyond January 1, 2023, and its available liquidity.

Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.

During the six months ended June 30, 2022, we drew down a total of US$700 million under the 2018 SCL Revolving Facility for general corporate purposes.

On July 11, 2022, the Company entered into an intercompany term loan agreement with LVS, pursuant to which LVS has extended to the Company a subordinated unsecured term loan in the amount of US$1.0 billion on July 11, 2022 repayable on July 11, 2028. LVS provided the LVS Loan to the Company in order to support, among other things, the working capital and general corporate purposes of the Group.

We believe we have sufficient liquidity in place, including total unrestricted cash and cash equivalents of US$766 million, access to available borrowing capacity of US$1.04 billion under our 2018 SCL Revolving Facility as at June 30, 2022 and funds from the US$1.0 billion LVS Loan on July 11, 2022. We also believe we are well positioned to support our continuing operations, accomplish the requirements in connection with the Macao concession renewal and complete any construction projects that are underway and respond to the current COVID-19 Pandemic challenges. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Cash Flows — Summary
Our cash flows consisted of the following:

	Six months ended June 30,
	2022	2021
	US$ in millions

Net cash (used in)/generated from operating activities	(281)	71
Net cash used in investing activities	(149)	(385)
Net cash from financing activities	521	315
Net increase in cash and cash equivalents	91	1

Cash and cash equivalents at beginning of period	678	861
Effect of exchange rate on cash and cash equivalents	(3)	(1)
Cash and cash equivalents at end of period	766	861

Cash Flows — Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was US$281 million, compared to US$71 million of net cash generated from operating activities for the six months ended June 30, 2021. We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash used in operating activities of US$281 million was primarily attributable to the increased operating losses resulting from a decrease in visitation due to the travel restrictions across key mainland China markets and Macao during the six months ended June 30, 2022.

Cash Flows — Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was US$149 million primarily attributable to capital expenditures of US$156 million, of which included US$118 million for The Londoner Macao, US$31 million for The Venetian Macao, and US$7 million for our other operations, mainly at The Plaza Macao, The Parisian Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash from financing activities for the six months ended June 30, 2022 was US$521 million, primarily attributable to a total drawdown of US$700 million under the 2018 SCL Credit Facility during the first half of 2022, partially offset by US$169 million in interest payments.

CAPITAL EXPENDITURES
The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Six months ended June 30,
	2022	2021
	US$ in millions

The Venetian Macao	31	38
The Londoner Macao	118	340
The Parisian Macao	1	2
The Plaza Macao	4	6
Sands Macao	2	3
Total capital expenditures	156	389

Capital expenditures are used primarily for new projects and to renovate, upgrade and maintain existing properties.

The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. The Londoner Macao presents a range of new attractions and features, including some of London’s most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The integrated resort features The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham, Londoner Court with approximately 370 luxury suites and the 6,000-seat Londoner Arena. The Londoner Arena and the expansion of Shoppes at Londoner have been completed during the first half of 2022.

We anticipate the total costs associated with The Londoner Macao development project described above and the completed The Grand Suites at Four Seasons to be approximately US$2.20 billion, of which US$2.11 billion was spent as at June 30, 2022. We expect to fund our developments through a combination of cash on hand, borrowings from the 2018 SCL Credit Facility and surplus from operating cash flows.

CAPITAL COMMITMENTS
Future commitments for property and equipment that are not recorded in the financial statements herein are as follows:

	June 30,	December 31,
	2022	2021
	US$ in millions

Contracted but not provided for	68	75

DIVIDENDS

The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021.

The Board does not recommend the payment of an interim dividend for the six months ended June 30, 2022.

CONTINGENT LIABILITIES

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

CAPITAL RISK MANAGEMENT

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk.

The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in Note 9 to the condensed consolidated financial statements), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves.

The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio (gearing ratio) at an appropriate level based on its assessment of the current risk and circumstances. This ratio is calculated as net debt divided by total capital. Net debt is calculated as interest bearing borrowings, net of deferred financing costs, less cash and cash equivalents and restricted cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

	June 30,	December 31,
	2022	2021
	US$ in millions

Interest bearing borrowings, net of deferred financing costs	8,526	7,820
Less: cash and cash equivalents	(766)	(678)
restricted cash and cash equivalents	(16)	(16)
Net debt	7,744	7,126
Total equity	130	888
Total capital	7,874	8,014
Gearing ratio	98.3%	88.9%

The increase in the gearing ratio during the six months ended June 30, 2022 was primarily due to a total drawdown of US$700 million under the 2018 SCL Credit Facility during the six months ended June 30, 2022 and a reduction in total equity of US$758 million as a result of the net loss during the six months ended June 30, 2022.

4.CORPORATE GOVERNANCE
CORPORATE GOVERNANCE PRACTICES
Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders. An effective system of corporate governance requires that our Board approves strategic direction, monitors performance, oversees effective risk management and internal control systems, and leads the creation of the right compliant culture across the organization. It also gives our investors confidence we are exercising our stewardship responsibilities with due skill and care.

To ensure we adhere to high standards of corporate governance, we have developed our own principles and guidelines that set out how corporate governance operates in practice within the Company. This is based on the policies, principles and practices set out in the Code and draws on other best practices.

Throughout the six months ended June 30, 2022, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code.

Code Provision C.2.1 — Chairman and Chief Executive Officer roles

Code Provision C.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Robert Glen Goldstein since January 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. The Company notes the presence of five Non-Executive Directors (of whom four are independent) on the Board who bring their independent judgement to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct. Furthermore, the Company’s President (Dr. Wong Ying Wai) and Chief Operating Officer (Mr. Chum Kwan Lock, Grant) are also Executive Directors and assist Mr. Goldstein in his role as the bridge between the Board and the senior management and executive team on business issues. The Company believes the balance of power and authority on the Board is adequately ensured.

Code Provision F.2.2 — Annual General Meeting attendance

Code Provision F.2.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Robert Glen Goldstein was unable to attend the annual general meeting held on May 20, 2022 due to travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Mr. Dylan James Williams, who together with Dr. Wong Ying Wai, liaised with Mr. Goldstein on all key matters prior to the meeting. Mr. Goldstein was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the six months ended June 30, 2022 and up to the date of this announcement.

BOARD AND BOARD COMMITTEES COMPOSITION

There were no changes to the composition of the Board and the Board Committees of the Company during the six months ended June 30, 2022 and up to the date of this announcement.

AUDIT COMMITTEE REVIEW

The Audit Committee has reviewed the accounting policies adopted by the Group and the unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and was of the opinion that the preparation of such interim results complied with the applicable accounting standards and requirements and that adequate disclosures have been made. All Audit Committee members are Independent Non-Executive Directors, with Mr. Victor Patrick Hoog Antink (Chairman of the Audit Committee) and Mr. Kenneth Patrick Chung possessing the appropriate professional qualifications and accounting and related financial management expertise.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the six months ended June 30, 2022.

5.FINANCIAL RESULTS
The financial information set out below in this announcement represents the condensed consolidated financial statements, which is unaudited but has been reviewed by the Company’s independent auditor, Deloitte Touche Tohmatsu, in accordance with the International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity,” and by our Audit Committee.
CONSOLIDATED INCOME STATEMENT

		Six months ended June 30,
		2022	2021
	Notes	US$ in millions except per share data
		(Unaudited)

Net revenues	3	915	1,620
Gaming tax		(303)	(600)
Employee benefit expenses		(526)	(548)
Depreciation and amortization	3	(379)	(358)
Inventories consumed		(13)	(17)
Other expenses and losses		(268)	(286)
Operating loss		(574)	(189)
Interest income		1	1
Finance costs, net of amounts capitalized		(189)	(189)
Loss before income tax		(762)	(377)
Income tax benefit/(expense)	4	2	(4)
Loss for the period attributable to equity holders of the Company		(760)	(381)
Loss per share for loss attributable to equity holders of the Company
— Basic	5	(US9.39 cents)	(US4.71 cents)
— Diluted	5	(US9.39 cents)	(US4.71 cents)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Six months ended June 30,
	2022	2021
	US$ in millions
	(Unaudited)

Loss for the period attributable to equity holders of the Company	(760)	(381)
Other comprehensive expense
Item that will not be reclassified subsequently to profit or loss:
Currency translation differences	(2)	(2)
Total comprehensive expense for the period attributable to equity holders of the Company	(762)	(383)

CONSOLIDATED BALANCE SHEET

		June 30,	December 31,
		2022	2021
	Notes	US$ in millions
		(Unaudited)	(Audited)

ASSETS
Non-current assets
Investment properties, net		615	637
Property and equipment, net		8,164	8,477
Intangible assets, net		34	38
Other assets, net		28	26
Other receivables and prepayments, net		24	24
Total non-current assets		8,865	9,202
Current assets
Intangible asset	1	6	—
Inventories		16	15
Trade and other receivables and prepayments, net	7	112	183
Restricted cash and cash equivalents		16	16
Cash and cash equivalents		766	678
Total current assets		916	892
Total assets		9,781	10,094

		June 30,	December 31,
		2022	2021
	Notes	US$ in millions
		(Unaudited)	(Audited)

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		81	81
Reserves		49	807
Total equity		130	888

LIABILITIES
Non-current liabilities
Trade and other payables	8	114	112
Borrowings	9	8,643	7,946
Deferred income tax liabilities		50	54
Total non-current liabilities		8,807	8,112
Current liabilities
Trade and other payables	8	824	1,071
Current income tax liabilities		3	5
Borrowings	9	17	18
Total current liabilities		844	1,094
Total liabilities		9,651	9,206
Total equity and liabilities		9,781	10,094
Net current assets/(liabilities)		72	(202)
Total assets less current liabilities		8,937	9,000

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.General information
The unaudited condensed consolidated financial statements are presented in millions of United States dollars (“US$ in millions”), unless otherwise stated. The condensed consolidated financial statements were approved for issue by the Board of Directors of the Company on August 12, 2022.

The condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and the applicable disclosure requirements of Appendix 16 to the Listing Rules. They should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivatives that are measured at fair value.

Recent developments

COVID-19 Pandemic update

In early January 2020, an outbreak of a respiratory illness caused by a novel coronavirus ("COVID-19") was identified and the disease spread rapidly across the world causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020 (the “COVID-19 Pandemic”). Governments around the world mandated actions to contain the spread of the virus that included stay-at-home orders, quarantines, capacity limits, closures of non-essential businesses, including entertainment activities, and significant restrictions on travel. The government actions varied based upon a number of factors, including the extent and severity of the COVID-19 Pandemic within their respective countries and jurisdictions.

Visitation to Macao has remained substantially below pre-COVID-19 levels as a result of various government policies limiting or discouraging travel. Other than people from mainland China who in general may enter Macao without quarantine subject to them holding the appropriate travel documents, a negative COVID-19 test result issued within a specified time period and a green health-code, there remains in place a complete ban on entry or a need to undergo various quarantine requirements depending on the person’s residency and recent travel history. The Group’s operations will continue to be impacted and subject to changes in the government policies of Macao, China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

The Group’s gaming operations remained open during the six months ended June 30, 2022. Guest visitation to the Group's properties, however, was adversely affected during the six months ended June 30, 2022 due to the various outbreaks that occurred in Shanghai, Hong Kong, Guangdong and Macao, which resulted in tighter travel restrictions.

Following an outbreak of COVID-19 in Macao in mid-June 2022, the Macao government announced a series of preventative measures. These included closure of a range of government, public and social facilities and restrictions on dining-in at restaurants.

On July 9, 2022, the Chief Executive of Macao issued Dispatch No. 115/2022 ordering all non-essential businesses including casinos to close from July 11, 2022 to July 18, 2022. On July 16, 2022, the Macao government announced an extension of the order until July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period beginning on July 23, 2022 and ending on July 30, 2022 whereby certain business activities were permitted to resume limited operations, including casino operations but with a maximum of 50% of casino staff permitted to work at any point in time. This consolidation period was subsequently extended for three days until August 1, 2022.

On August 1, 2022, the Chief Executive of Macao issued Dispatch No. 139/2022, effective August 2, 2022, lifting restrictions on restaurant dining, and other recreational and social facilities including gyms, beauty parlors and bars. The requirement to show a negative COVID-19 nucleic acid test result to enter casinos was also lifted.

On August 3, 2022, quarantine free travel resumed between Macao and Zhuhai, although a negative COVID-19 nucleic acid test certificate issued within 24 hours is required for people entering Zhuhai through the Macao land border.

As of August 6, 2022, the quarantine period upon entry to Macao from Hong Kong, Taiwan and other foreign countries decreased from 10 days to 7 days, and the self-monitoring period from 7 days to 3 days.

As with prior periods, in support of the Macao government’s initiatives to fight the COVID-19 Pandemic, throughout the six months ended June 30, 2022 and in June and July 2022 in particular, the Group provided both towers of the Sheraton Grand Macao and also The Parisian Macao to the Macao government to house individuals for quarantine and medical observation purposes. The Parisian Macao ceased operating as a medical observation facility on July 25, 2022. The use of both towers of the Sheraton Grand Macao is ongoing.

The timing and manner in which our casinos, restaurants and shopping malls will resume operating at full capacity is currently unknown.

The Group’s ferry operations between Macao and Hong Kong remain suspended. The timing and manner in which the Group’s ferry operations will be able to resume are currently unknown.

The Group’s operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 12.2% and 78.1%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 46.4% and 82.4%, during the six months ended June 30, 2022, as compared to the same period in 2021 and 2019, respectively.

The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Group’s financial condition and operations during the six months ended June 30, 2022. The duration and intensity of this global health situation and related disruptions are uncertain. Given the dynamic nature of these circumstances, the impact on the Group’s consolidated results of operations, cash flows and financial condition in 2022 will be material, but cannot be reasonably estimated at this time as it is unknown when the impact of the COVID-19 Pandemic will end, when or how quickly the current travel and operational restrictions will be modified or cease to be necessary and the resulting impact on the Group’s business and the willingness of tourism patrons to spend on travel and entertainment and business patrons to spend on MICE.

While the Group's properties were open and operating at reduced levels due to lower visitation with the required safety measures in place as described above during the six months ended June 30, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Group cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Group's current operations.

The Group has sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$766 million and access to US$1.04 billion of available borrowing capacity from our 2018 SCL Revolving Facility as at June 30, 2022. In addition, US$1.0 billion was advanced from LVS, the Company’s Controlling Shareholder, to the Company through a term loan on July 11, 2022 (refer to subsequent event section below). The Group believes it is able to support continuing operations, complete the major construction projects that are underway, proceed with the Macao concession renewal process and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. The Group has taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

The 2018 SCL Credit Facility, as amended, contains various financial covenants, which have been waived through January 1, 2023 by an extension of the waiver and amendment request letter obtained in July 2021. The Company's compliance with the financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond the Company's control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. The Company will pursue additional waivers to meet the required financial covenant ratios, for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond July 31, 2023, if necessary. The Company believes it will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extensions will be granted, which could negatively impact the Company's ability to be in compliance with its debt covenants for periods beyond January 1, 2023 and its available liquidity.

Macao Subconcession

Gaming in Macao is administered by the government through concession contracts awarded to three different Concessionaires and three Subconcessionaires, of which Venetian Macau Limited (“VML”, a subsidiary of the Company) is one. On June 23, 2022, an extension was approved and authorized by the Macao government and executed between VML and Galaxy Casino, S.A., pursuant to which the Subconcession has been extended from June 26, 2022 to December 31, 2022. VML paid the Macao government MOP47 million (approximately US$6 million at exchange rates in effect on June 30, 2022) which was recognized as an intangible asset to be amortized over the remaining extended term of Subconcession. In addition, VML will provide a bank guarantee of MOP2,310 million (approximately US$286 million at exchange rates in effect on June 30, 2022) by September 23, 2022 to secure the fulfillment of VML's payment obligations towards its employees should VML be unsuccessful in tendering for a new concession contract after its Subconcession expires.

In order to enable VML to fulfill the relevant requirements to become eligible to obtain the Subconcession extension as mentioned above, each of VML, Venetian Cotai Limited (“VCL”) and Venetian Orient Limited (“VOL”) entered into a letter of undertaking (“Undertakings”), pursuant to which each of VML, VCL and VOL has undertaken, pursuant to article 40 of the Gaming Law (as defined below) and article 43 of VML’s Subconcession Contract, to revert to Macao the relevant gaming equipment and relevant areas (as identified in the Undertakings) without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. The total casino areas and supporting areas subject to reversion is approximately 136,000 square meters, representing approximately 4.7% of the total property area of these entities.

On June 21, 2022, the Macao Legislative Assembly passed a draft bill entitled Amendment to Law No. 16/2001 to amend Macao’s gaming law, which was published in the Macao Official Gazette on June 22, 2022 as Law No. 7/2022, and became effective on June 23, 2022 (the "Gaming Law").

Certain changes to the Gaming Law include a reduction in the term of future gaming concessions to ten (10) years; authorization of up to six (6) gaming concession contracts; an increase in the minimum capital contribution of concessionaires to MOP5 billion (approximately US$619 million at exchange rates in effect on June 30, 2022); an increase in the percentage of the share capital of the concessionaire that must be held by the local managing director to 15%; a requirement that casinos be located in real estate owned by the concessionaire; and a prohibition of revenue sharing arrangements between gaming promoters and concessionaires.

On July 5, 2022, the Macao government published Administrative Regulation No. 28/2022 – Amendment of Administrative Regulation No. 26/2001, which sets forth the regulations governing the upcoming tender for gaming concessions in Macao. The regulation includes details on the process of bidding for the gaming concessions, qualifications of the companies bidding and the criteria for granting them. On July 26, 2022, the Chief Executive of Macao issued Dispatch No. 135/2022 ordering the establishment of a Tender Committee to review tender proposals and prepare a report upon which a decision by the Chief Executive of Macao to award provisional gaming concession contracts will be based. On July 27, 2022, the Chief Executive of Macao issued Dispatch No. 136/2022 announcing the launch of a public tender for the awarding of six concessions for operation of games of chance in casinos in Macao. Proposals must be submitted to the Tender Committee on or before September 14, 2022. The Company is currently preparing the tender proposal and submission and continues to believe it will be successful in obtaining a new gaming concession when its current Subconcession expires; however, it is possible the Macao government could further change or interpret the associated gaming laws in a manner that could negatively impact the Group.

Under the Senior Notes indentures, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indentures) or any action by the gaming authority after which none of the Company or any of its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they were owning or managing casino or gaming areas or operating casino games as at the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require the Company to repurchase all or any part of such holder's Senior Notes at par, plus any accrued and unpaid interest (the "Investor Put Option").

Additionally, under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, becoming immediately due and payable.

The Subconcession not being renewed and the potential impact if holders of the Senior Notes and the agent have the ability to, and make the election to, accelerate the repayment of the Company's debt would have a material adverse effect on the Group's business, financial condition, results of operations and cash flows. The Company is in the process for a concession renewal as indicated above.

Subsequent event

On July 11, 2022, the Company entered into an intercompany term loan agreement with its Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the LVS Loan, following which only cash interest at 5% per annum will be payable. The LVS Loan is pre-payable by the Company in whole or in part at any time without penalty. The LVS Loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

2.Changes in accounting policies and disclosures

The accounting policies adopted and methods of computation used in the preparation of the condensed consolidated financial statements for the six months ended June 30, 2022 are consistent with those adopted and as described in the Group’s annual financial statements for the year ended December 31, 2021.

For the amendments to standards in IFRSs that are effective for the period, the Group has adopted at their respective effective dates and the adoption had no material impact on the results of operations and financial position of the Group.

The preparation of condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these condensed consolidated financial statements, the significant judgments made by management in the process of applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

The Group is exposed to a variety of financial risks: market risk, credit risk and liquidity risk. The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021. There have been no significant changes in any risk management policies since the year ended December 31, 2021.

3.Segment information

Management has determined the operating segments based on the reports reviewed by a group of senior management, which is the chief operating decision-maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.

The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group has included ferry and other operations (comprised primarily of the Group’s ferry operations and various other operations that are ancillary to its properties) to reconcile to the consolidated income statement and consolidated balance sheet.

The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group’s mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of transportation services.

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii),(iii)	Food and beverage	Convention, ferry, retail and other	Total net revenues
	US$ in millions
	(Unaudited)

Six months ended June 30, 2022

The Venetian Macao	248	28	85	9	7	377
The Londoner Macao	121	33	26	15	5	200
The Parisian Macao	75	18	15	6	2	116
The Plaza Macao	93	15	67	5	1	181
Sands Macao	31	4	—	2	—	37
Ferry and other operations	—	—	—	—	11	11
Inter-segment revenues(i)	—	—	—	—	(7)	(7)
	568	98	193	37	19	915

Six months ended June 30, 2021

The Venetian Macao	573	43	95	13	7	731
The Londoner Macao	224	47	30	16	9	326
The Parisian Macao	128	29	20	9	2	188
The Plaza Macao	189	23	73	9	1	295
Sands Macao	68	5	1	2	1	77
Ferry and other operations	—	—	—	—	11	11
Inter-segment revenues(i)	—	—	(1)	—	(7)	(8)
	1,182	147	218	49	24	1,620

(i)Inter-segment revenues are charged at prevailing market rates.

(ii)Of this amount, US$162 million and US$31 million (six months ended June 30, 2021: US$186 million and US$32 million) are related to income from right of use and management fee and other, respectively. Income from right of use is recognized in accordance with IFRS 16 Leases and all other revenues are recognized in accordance with IFRS 15 Revenue from contract with customers.

(iii)For the six months ended June 30, 2022, rent concessions of US$24 million (six months ended June 30, 2021: US$23 million) were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

The following is a reconciliation of adjusted property EBITDA to loss for the period attributable to equity holders of the Company:

	Six months ended June 30,
	2022	2021
	US$ in millions
	(Unaudited)

Adjusted property EBITDA(i)
The Venetian Macao	(2)	190
The Londoner Macao	(87)	(28)
The Parisian Macao	(40)	(8)
The Plaza Macao	49	114
Sands Macao	(39)	(31)
Ferry and other operations	(1)	(3)
Total adjusted property EBITDA	(120)	234
Share-based compensation, net of amount capitalized(ii)	(12)	(9)
Corporate expense(iii)	(26)	(34)
Pre-opening expense	1	(5)
Depreciation and amortization	(379)	(358)
Net foreign exchange losses	(37)	(10)
Fair value gain on derivative financial instruments	1	—
Loss on disposal of property and equipment, investment properties and intangible assets	(2)	(7)
Operating loss	(574)	(189)
Interest income	1	1
Finance costs, net of amounts capitalized	(189)	(189)
Loss before income tax	(762)	(377)
Income tax benefit/(expense)	2	(4)
Loss for the period attributable to equity holders of the Company	(760)	(381)

(i)Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

(ii)The amount comprises of US$3 million equity-settled share-based payment expense, net of amounts capitalized and US$9 million cash-settled share-based payment expense, net of amounts capitalized (six months ended June 30, 2021: US$4 million and US$5 million, respectively).

(iii)The amount excludes share-based payment expense of US$1 million (six months ended June 30, 2021: US$1 million).

	Six months ended June 30,
	2022	2021
	US$ in millions
	(Unaudited)

Depreciation and amortization
The Venetian Macao	94	95
The Londoner Macao	159	126
The Parisian Macao	65	75
The Plaza Macao	43	41
Sands Macao	11	13
Ferry and other operations	7	8
	379	358

	Six months ended June 30,
	2022	2021
	US$ in millions
	(Unaudited)

Capital expenditures
The Venetian Macao	31	38
The Londoner Macao	118	340
The Parisian Macao	1	2
The Plaza Macao	4	6
Sands Macao	2	3
	156	389

	June 30,	December 31,
	2022	2021
	US$ in millions
	(Unaudited)	(Audited)

Total assets
The Venetian Macao	2,011	2,079
The Londoner Macao	4,317	4,519
The Parisian Macao	1,891	1,981
The Plaza Macao	1,064	1,161
Sands Macao	226	252
Ferry and other operations	272	102
	9,781	10,094

Almost all of the non-current assets of the Group are located in Macao.

4.Income tax (benefit)/expense

	Six months ended June 30,
	2022	2021
	US$ in millions
	(Unaudited)

Current income tax
Lump sum in lieu of Macao complementary tax
on dividends	2	2
Deferred income tax (benefit)/expense	(4)	2
Income tax (benefit)/expense	(2)	4

Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities effective from the tax year 2019 through June 26, 2022. In July 2022, VML requested an additional extension of the tax exemption through December 31, 2022, to correspond to the extended term of its gaming Subconcession. However, there is no assurance VML will receive the additional extension of the tax exemption.

In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. The agreement provided for payments in lieu of Macao complementary tax otherwise due by VML’s shareholders on dividend distributions to them from gaming profits. This arrangement will be reviewed after a decision by the Macao government on the additional extension of the tax exemption regarding Macao complementary tax on VML’s gaming activities to December 31, 2022.

5.Loss per share
The calculation of basic and diluted loss per share is based on the following:

	Six months ended June 30,
	2022	2021
	(Unaudited)

Loss attributable to equity holders of the Company (US$ in millions)	(760)	(381)
Weighted average number of shares for basic loss per share (thousand shares)	8,093,189	8,091,995
Adjustment for share options (thousand shares)(i)	—	—
Weighted average number of shares for diluted loss per share (thousand shares)	8,093,189	8,091,995
Loss per share, basic	(US9.39 cents)	(US4.71 cents)
Loss per share, basic(ii)	(HK73.68 cents)	(HK36.57 cents)
Loss per share, diluted	(US9.39 cents)	(US4.71 cents)
Loss per share, diluted(ii)	(HK73.68 cents)	(HK36.57 cents)

(i)The computation of the diluted loss per share for the six months ended June 30, 2022 and 2021 did not assume the exercise of the Company’s share options because the exercise would result in a decrease in loss per share.

(ii)The translation of US$ amounts into HK$ amounts has been made at the exchange rate of US$1.00 to HK$7.8467 (six months ended June 30, 2021: US$1.00 to HK$7.7634).

6.Dividends

The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021.

The Board does not recommend the payment of an interim dividend for the six months ended June 30, 2022.

7.Trade receivables, net

The following is the aging analysis of trade receivables, net of provision for expected credit losses of US$123 million (as at December 31, 2021: US$125 million) based on date of credit granted or invoice date:

	June 30,	December 31,
	2022	2021
	US$ in millions
	(Unaudited)	(Audited)

0-30 days	22	90
31-60 days	6	7
61-90 days	6	2
Over 90 days	18	17
	52	116

Trade receivables mainly consist of casino receivables and mall receivables.

Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days.

8.Trade and other payables

	June 30,	December 31,
	2022	2021
	US$ in millions
	(Unaudited)	(Audited)

Trade payables	22	31
Customer deposits and other deferred revenue(i)	336	401
Interest payables	149	141
Construction payables and accruals	134	188
Accrued employee benefit expenses	96	134
Other tax payables	61	115
Outstanding chip liability(i)	43	65
Loyalty program liability(i)	22	26
Casino liabilities	14	21
Payables to related companies	7	5
Other payables and accruals	54	56
	938	1,183
Less: non-current portion	(114)	(112)
Current portion	824	1,071

(i)These balances represent the Group’s main types of liabilities associated with contracts with customers. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, these liabilities are generally expected to be recognized as revenue or redeemed for cash within one year of being purchased, earned or deposited.
The aging analysis of trade payables based on invoice date is as follows:

	June 30,	December 31,
	2022	2021
	US$ in millions
	(Unaudited)	(Audited)

0–30 days	18	22
31–60 days	2	7
61–90 days	1	1
Over 90 days	1	1
	22	31

9.Borrowings

	June 30,	December 31,
	2022	2021
	US$ in millions
	(Unaudited)	(Audited)

Non-current portion
Senior Notes	7,150	7,150
Bank loans	1,447	753
Lease liabilities	116	124
Other borrowings	1	2
	8,714	8,029
Less: deferred financing costs	(71)	(83)
	8,643	7,946
Current portion
Lease liabilities	16	17
Other borrowings	1	1
	17	18
Total borrowings	8,660	7,964

Senior Notes

On February 16 and June 16, 2022, Standard & Poor’s (“S&P”) and Fitch, respectively, downgraded the credit rating for the Company to BB+. As a result of the downgrades, the coupon on each series of the outstanding Senior Notes will increase by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This will result in an increase of US$16 million in interest expense for the year ending December 31, 2022 and US$36 million for each year thereafter through 2024, at which time this will decrease as the Senior Notes are repaid based on each of their set maturity dates.

Under the Senior Notes indenture, upon the occurrence of any event resulting from any change in the Gaming Law (as defined in the indenture) or any action by the gaming authority after which none of the Company and its subsidiaries own or manage casino or gaming areas or operate casino games of fortune and chance in Macao in substantially the same manner as they are owning or managing casino or gaming areas or operating casino games as of the issue date of the Senior Notes, for a period of 30 consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as a whole, each holder of the Senior Notes would have the right to require the Company to repurchase all or any part of such holder's Senior Notes at par, plus any accrued and unpaid interest. Refer to Note 1 for further information related to the Macao Subconcession.

2018 SCL Credit Facility

During the six months ended June 30, 2022, the Company drew down a total of US$700 million under the 2018 SCL Credit Facility for general corporate purposes.

As at June 30, 2022, the Company had US$1.04 billion of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HK$ commitments of HK$7.36 billion (approximately US$938 million at exchange rates in effect on June 30, 2022) and US$ commitments of US$99 million.

On July 7, 2021, the Company entered into a further waiver extension and amendment request letter (the "Third Waiver Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensures the consolidated leverage ratio does not exceed 4.00x and the consolidated interest coverage ratio is not less than 2.50x as at the last day of the financial quarter; (b) extend the period of time during which the Company may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which the Company's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.00x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$1.0 billion. Pursuant to the Third Waiver Letter, the Company paid a customary fee to the lenders that consented.

The Company's compliance with the financial covenants for periods beyond January 1, 2023 could be affected by certain factors beyond the Company's control, such as the impact of the COVID-19 Pandemic, including current travel and border restrictions continuing in the future. The Company will pursue additional waivers to meet the required financial covenant ratios, which include a maximum leverage ratio of 4.0x under the 2018 SCL Credit Facility for periods beyond January 1, 2023, in addition to an extension of the maturity of the 2018 SCL Credit Facility beyond its maturity on July 31, 2023, if necessary. The Company believes it will be successful in obtaining an extension to the waiver and maturity of the 2018 SCL Credit Facility, although no assurance can be provided that such extension will be granted, which could negatively impact the Company's ability to be in compliance with its debt covenants for periods beyond January 1, 2023 and its available liquidity.

Under the 2018 SCL Credit Facility, the events that trigger an Investor Put Option under the Senior Notes (as described above) would be an event of default, which may result in commitments being immediately cancelled, in whole or in part, and the related outstanding balances and accrued interest, if any, may becoming immediately due and payable. Refer to Note 1 for further information related to the Macao Subconcession.

6.    PUBLICATION OF INTERIM RESULTS ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY
This announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.sandschina.com). The interim report for the six months ended June 30, 2022 will be dispatched to Shareholders and published on the websites of the Stock Exchange and the Company in due course.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, August 12, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.